Contact

www.linkedin.com/in/brad-handler-8757a (LinkedIn)

Top Skills

Start-ups
Mergers
E-commerce

Brad Handler

Founder at Inspirato
Palo Alto, California, United States

Experience

Inspirato

Founder
2011 - Present (11 years)

Italian for "inspired," Inspirato is redefining luxury travel, just as its founders did in 2002 when they created Exclusive Resorts, the world's largest and most successful luxury destination club. Inspirato is poised to change forever the $24 billion vacation rental market by offering a solution for the luxury segment that offers consistency, service and amenities, at a never-before-seen value.

Stanford Law School

Lecturer in Law
2008 - 2014 (6 years)

Exclusive Resorts

Co-Founder
April 2002 - 2010 (8 years)

eBay Inc

Associate General Counsel, Director of Law & Public Policy
1997 - 2001 (4 years)

Cooley Godward LLP

Associate
1995 - 1997 (2 years)

Cooley Godward LLP (Palo Alto, CA)

Associate
1995 - 1997 (2 years)

Apple Computer, Inc.

Technical Review Specialist
1990 - 1992 (2 years)

American Management Systems (AMS)

Associate
1989 - 1990 (1 year)

Analyst in the Federal Group

Education

University of Virginia School of Law

JD, Law · (1992 - 1995)

University of Pennsylvania

BA, History · (1985 - 1989)

The Wharton School

BSE, Decision Science · (1985 - 1989)